BELLUNA

May 2, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market

(Repurchase of own shares in accordance with Section 2 of Article 165 of the Corporate Law)

Under the resolution at the meeting of Board of Directors held on April 9, 2007, the Company repurchased its own shares at the market, pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below.

Description

1. Period of repurchase:	From April 10th to 30th, 2007
2. Number of shares repurchased:	113,650 shares
3. Total cost of repurchase:	180,536,100 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on April 9th, 2007

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	1,000,000 shares (maximum)
	(Rate to the number of outstanding shares: 1.77%)
- Total value of shares to be repurchased:	1,800 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase from April 9th, 2007, when Board of Directors' meeting was held, to April 30th, 2007 is as follows:

- Total number of shares repurchased:	113,650 shares
- Total value of shares repurchased:	180,536,100 yen

dlw 5/14

SC

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Summary of Consolidated Business Results for FY March 2007

Date: May 2, 2007

Company name	BELLUNA CO., LTD.	Registered on the TSE1	
Stock code	9997	URL	http://www.belluna.co.jp
Representative person	Kiyoshi Yasuno, President and Representative Director		
Contact person	Ken Ooya, General Manager of Administration Division	TEL	(048) 771-7753

Date of Ordinary Shareholders' Meeting June 28, 2007 Date of payment of cash dividends June 29, 2007

Date of filing Yukashoken-Houkokusho June 28, 2007

1. Consolidated Business Results of FY March 2007 (April 1, 2006 — March 31, 2007)

(1) Results of Operations (Note: Rounded down to ¥ Million)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
FY ended Mar. 2007	129,912	6.5	12,122	7.6	12,622	4.2	7,141	3.0
FY ended Mar. 2006	121,938	5.9	11,261	3.5	12,118	4.6	6,935	2.3

FY	Net income per share	Diluted net income per share	Ratio of net income to net assets excluding share subscription rights and minority interests	Ratio of recurring income to total asset	Ratio of operating income to net sales
	¥	¥	%	%	%
FY ended Mar. 2007	134.88	130.52	11.7	9.4	9.3
FY ended Mar. 2006	274.95	258.59	13.1	11.2	9.2

(Note) 1. Share split: 1:2 on April 1, 2006, 1:1.1 on May 20, 2005
2. Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2) Financial Position

FY	Total assets	Net assets	Net assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of March 2007	149,239	64,718	43.3	1,223.95
As of March 2006	119,253	57,197	48.0	2,220.42

(Note) Net assets excluding share subscription rights and minority interests: 64,568 million yean as of Mar. 31, 2007, 57,197 million yen as of Mar. 31, 2006

(3) Results of Cash Flows

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end of year
	¥ Million	¥ Million	¥ Million	¥ Million
FY ended Mar. 2007	-5,964	-8,539	20,703	26,385
FY ended Mar. 2006	-1,609	-1,900	14,802	19,960

2. Dividends

	Annual cash dividends per share			Total cash dividends (Annual)	Payout Ratio (Consolidated)	Ratio of cash dividends to net assets (Consolidated)
	at 1st half end	at fiscal year end	total			
	yen	yen	yen	¥ Million	%	%
FY ended Mar. 2006	0.00	30.00	30.00	772	10.9	1.4
FY ended Mar. 2007	7.50	7.50	15.00	794	11.1	1.3
FY ending Mar. 2008 (forecast)	7.50	7.50	15.00	-	9.3	-

3. Forecast of Financial Performance in FY March 2008 (April 1, 2007 — March 31, 2008)

FY	Net Sales		Operating income		Recurring income		Net Income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
Sep. 2007 Interim	56,900	-3.2	5,300	0.8	5,340	0.4	3,220	7.9
FY ending Mar. 2008	135,000	3.9	14,200	17.1	14,400	14.1	8,540	19.6

FY	Net income per share
	yen
Sep. 2007 Interim	60.81
FY ending Mar. 2008	161.29

4. Others

(1) Significant changes in scope of consolidation: Yes

Number of newly consolidated subsidiaries: 1 (Company name: Bell-Net Credit Co., Ltd.)

(2) Changes in accounting policies

1. Changes due to changes in accounting standard: Yes
2. Other changes: Yes

(3) Number of shares issued

1. Number of outstanding shares at the fiscal year end (including treasury shares):

   56,592,274 shares as of Mar. 31, 2007, 27,001,728 shares as of Mar. 31, 2006

2. Number of treasury shares at the fiscal year end:

   3,838,305 shares as of Mar. 31, 2007, 1,242,200 shares as of Mar. 31, 2006

[Reference] Non-Consolidated Financial Results

1. Non-Consolidated Business Results of FY March 2007 (April 1, 2006 — March 31, 2007)

(1) Results of Operations (Note: Rounded down to ¥ Million)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
FY ended Mar. 2007	106,185	3.7	5,803	-26.5	6,366	-29.5	3,719	-27.1
FY ended Mar. 2006	102,395	1.8	7,900	-4.3	9,027	1.9	5,104	-0.5

FY	Net income per share	Diluted net income per share
	¥	¥
FY ended Mar. 2007	70.25	68.08
FY ended Mar. 2006	202.34	190.38

(2) Financial Position

FY	Total assets	Net assets	Net Assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of March 2007	105,991	55,191	52.1	1,046.21
As of March 2006	93,340	51,278	54.9	1,990.66

(Note) Net assets excluding share subscription rights and minority interests: 55,191 million yean as of Mar. 31, 2007, 51,278 million yen as of Mar. 31, 2006

2. Forecast of Financial Performance in FY March 2008 (April 1, 2007 — March 31, 2008)

FY	Net Sales		Operating income		Recurring income		Net Income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
Sep. 2007 Interim	46,200	-5.8	2,300	-19.0	2,450	-19.0	1,450	-22.8
FY ending Mar. 2008	106,900	0.7	6,300	8.6	6,900	8.4	3,990	7.3

FY	Net income per share
	yen
Sep. 2007 Interim	27.38
FY ending Mar. 2008	75.36

(Note) The forecasts contained in this material reflect the judgment of the information which the Company obtains as of the time of the preparation this material, and the assumption which is deemed reasonable by the Company. The actual results may differ from the forecasts caused by some factors.

Please note that this is summary translation of the original Japanese-language document.

END